Mail Stop 3561

May 20, 2008

Philip J. Schoonover
Chairman, President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233

> **Re: Circuit City Stores, Inc.**
> **Response letter dated May 12, 2008 regarding**
> **Form 10-K for Fiscal Year Ended February 28, 2007**
> **Filed April 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2007**
> **Filed July 3, 2007**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
> **Filed October 9, 2007**
> **File No. 001-05767**

Dear Mr. Schoonover:

        We have reviewed your response to our comment dated April 11, 2008 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 29, 2008

1.   In the last full paragraph under Item 9 on page 79, you state "[o]ther than as described above, there have been no changes in the company's internal control over financial reporting that occurred during the quarter ended February 29, 2008, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting." Please remove the first part of this statement indicating that there have been no other changes in your internal controls over financial reporting. Instead, please state specifically that there were

changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Blair Petrillo at (202) 551-3550 or Mara Ransom, Legal Branch Chief at (202) 551-3264 if you have questions regarding the comment issued. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith B. Cross
       Wilmer Cutler Pickering Hale and Dorr LLP